Exhibit 12.1

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

(Unaudited)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income before income taxes and losses in equity investments(b)	$1,109	$1,805	$535	$1,350	$1,557

Fixed charges deducted from income:
Interest expense	391	471	481	488	481
Implicit interest in rents	46	53	56	59	45

	437	524	537	547	526

Earnings available for fixed charges(b)	$1,546	$2,329	$1,072	$1,897	$2,083

Interest expense	$391	$471	$481	$488	$481
Capitalized interest	16	16	19	21	22
Implicit interest in rents	46	53	56	59	45

Total fixed charges(b)	$453	$540	$556	$568	$548

Ratio of earnings to fixed charges(a)	3.4x	4.3x	1.9x	3.3x	3.8x

Adjusted ratio of earnings to fixed charges(c)	4.9x	4.2x	3.7x	3.6x	3.9x

(a)

We have computed the ratio of earnings to fixed charges by dividing earnings available for fixed charges by fixed charges. For this purpose, earnings available for fixed charges consist of consolidated earnings before taxes, cumulative effects of changes in accounting principles, losses in equity investments and fixed charges. Fixed charges consist of interest expense, capitalized interest, and the portion of our operating lease rental expense that represents an interest factor, which we refer to as implicit interest in rents.

(b)

To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Consolidated Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented, as amounts are immaterial.

(c)

This adjusted ratio of earnings to fixed charges (“Adjusted Ratio”) excludes the impact of restructuring charges, impairments, divestitures and losses on early extinguishment of debt. A reconciliation showing the effect of these items on our “Income before income taxes and losses in equity investments” used to calculate our earnings available for fixed charges is as follows (in millions):

	Years Ended December 31,
	2015	2014	2013	2012	2011
As reported income before income taxes and losses in equity investments	$1,109	$1,805	$535	$1,350	$1,557

Adjustments to Income before income taxes and losses in equity investments:
Restructuring costs	15	82	18	67	19
Goodwill impairments	—	10	509	4	1
Asset impairments (other than goodwill)	89	345	472	79	8
(Income) expense from divestitures	(7)	(515)	(8)	—	1
Loss on early extinguishment of debt	555	—	—	—	—

Adjusted income before income taxes and losses in equity investments	$1,761	$1,727	$1,526	$1,500	$1,586

We believe that the Adjusted Ratio is useful to investors as an indicator of our ability to meet our fixed obligations because it is independent of significant non-cash impacts and other items that management believes are not representative of our results. The Adjusted Ratio is a measurement not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and may not be comparable to similarly titled measures used by other companies. You should not rely on the Adjusted Ratio as a substitute for the ratio of earnings to fixed charges calculated and presented in accordance with GAAP or any other GAAP financial measure.